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VIA EDGAR AND OVERNIGHT MAIL

December 4, 2009

Mr. Jeffrey Foor
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Variable Separate Account ("Registrant")
     SunAmerica Annuity and Life Assurance Company ("Depositor")
     Polaris Platinum III Variable Annuity
     Post-Effective Amendment No. 1 and Amendment No. 2 on Form N-4 File Nos. 333-157199 and 811-03859

Dear Mr. Foor:

          Thank you for your telephone calls on December 2, 2009 and December 4, 2009 during which you provided comments to Post-Effective Amendments No. 1 and 2 on Form N-4 filed on October 16, 2009 by Registrant and Depositor. We have considered your comments and provide our responses below. Please note that we have changed the marketing names of the features from "Lifetime Income Plus" to "SunAmerica Income Plus" and from "Retirement Income Builder" to "SunAmerica Income Builder" and use the revised marketing names to refer to the features below.

     1. Glossary, page 3

          a. Comment - Please change the definition of "Variable Portfolios" to reflect that variable portfolios are subaccounts of the Separate Account.

               Response - The definition of "Variable Portfolios" has been revised in the Glossary as follows:

               "VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective."

     2. Highlights, page 4

          a. Comment - Under the paragraph "Access to Your Money," please clarify whether withdrawals taken in combination with negative market activity or excess withdrawal activity would eliminate any benefits or guarantees under the contract. If so, please state so prominently.

               Response - The following disclosure has been added under the paragraph "Access to Your Money" in the Highlights section:

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               "You should consider the impact of Excess Withdrawals on the
               Living Benefit you elect. Withdrawals in excess of the prescribed amount can have a detrimental impact on the guaranteed benefit. In addition, if an Excess Withdrawal reduces your contract value to zero, your contract will terminate and no further benefits are payable. Please see OPTIONAL LIVING BENEFITS below."

     3. Fee Table, page 5

          a. Comment - Please disclose that the contract maintenance fee is assessed annually.

               Response - Footnote 3 to the Fee Table has been revised as follows:

               "The contract maintenance fee is assessed annually and may be waived if contract value is $50,000 or more."

     4. Purchasing a Polaris Platinum III Variable Annuity, page 8

          a. Comment - Please revise the subheader titled "Termination for Fraud" to include misstatement as a basis for terminating the contract.

               Response - The subheader "Termination for Fraud" has been revised to be "Termination of the Contract for Misstatement and/or Fraud."

          b. Comment - Please explain how a contract owner might determine whether the broker-dealer may be deemed an agent of the insurance company.

               Response - We have added the following disclosure to the last sentence of the first paragraph under the header "Allocation of Purchase Payments":

               "Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company."

     5. Voting Rights, page 20

          a. Comment - Please remove the reference to compliance with rules in the last sentence of Voting Rights.

               Response - We have revised the last sentence of the paragraph under Voting Rights as follows:

               "Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right."

     6. Optional Living Benefits, page 22+

          a. Comment - Please clarify the summary in the introduction to the living benefits and provide cross-reference to defined terms. Please remove the term "high- level" in reference to the summary.

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               Response - In addition to removing the table on page 22, we have revised the summary as well as added a glossary of Living Benefit defined terms. Please see the attached Exhibit A.

          b. Comment - Please clarify whether the Secure Value Account described on page 23 is a fixed account.

               Response - In addition to adding reference to the Secure Value Account in the Fixed Account section on page 14, we have clarified the disclosure of the Secure Value Account under "Are there investment requirements if I elect SunAmerica Income Plus and SunAmerica Income Builder?" as follows:

               "We will allocate 10% of every Purchase Payment and spousal continuation contribution, if applicable, to a Fixed Account ("Secure Value Account"). The Secure Value Account is only available for investment with election of SunAmerica Income Plus and SunAmerica Income Builder. "

               The following disclosure has been added to page 14 under the header "Fixed Accounts" as the second paragraph:

               "If you elect SunAmerica Income Plus or SunAmerica Income Builder, 10% of your investment is automatically allocated to a Fixed Account known as the Secure Value Account. The Secure Value Account is only available with election of these Living Benefits."

          c. Comment - Please explain the circumstance under which the VIX may be substituted based on the Company's discretion.

               Response - The VIX is proprietary intellectual property owned by the Chicago Board of Options Exchange, which, in turn, has contracted with Standard and Poor's Financial Services, LLC ("S&P") to license use of the VIX to third parties. We license use of the VIX through an agreement with S&P. Should the VIX no longer be created, compiled, published or made available for license by the Chicago Board of Options Exchange or should our agreement with S&P be terminated or not renewed, we would substitute the VIX with another appropriate measure of market volatility. However, the maximum and minimum fees will not change for existing contracts as a result of us having to substitute the
               VIX. We would notify existing contract owners should a substitution be necessary. In addition, we would make a filing pursuant to Rule 485(a) in order to substitute the VIX and/or change the initial, maximum and minimum fees for prospective contracts.

               The contract endorsement provided to contract owners upon election of these benefits contractually binds us to the initial fee, quarterly fee increase, maximum fee and minimum fee that will be charged for the life of the contract; therefore, the Company has no discretion to change the fee beyond the stated amounts.

               We have replaced the reservations of rights language in the prospectus pertaining to substitution of the VIX in our sole discretion as follows:

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               "Should the VIX no longer be appropriate or available, we would substitute the VIX with another measure of market volatility for determining the fee. If we substitute the VIX, we will notify you; however, the maximum and minimum annual fee rates described in this prospectus are guaranteed for the life of your contract."

          d. Comment - To the extent that the Income Credit can be more than offset by the amount of fee, please add prominent disclosure.

               Response - The availability of the Income Credit is a basis for calculating the Income Base and not an additional bonus amount allocated to contract value as with traditional bonus products. Therefore, to disclose that the Income Credit would be more than offset by the fee associated with the feature is inaccurate. We currently disclose under "What is the fee for SunAmerica Income Plus and SunAmerica Income Builder?" that the dollar amount of the fee may increase as a result of an increase to the Income Base. The current disclosure is as follows:

               "An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments may result in an increase to the dollar amount of the fee."

          e. Comment - Please explain the basis for including disclosure for living benefits that are no longer offered in the Statement of Additional Information ("SAI") instead of an appendix to the prospectus.

               Response - In an effort to streamline our prospectus disclosure and to avoid any potential confusion by a prospective client who is making a purchasing decision or an existing contract owner who receives an updated prospectus annually, we take a layered approach towards presenting living benefit disclosure by including the current living benefit offering in the prospectus and including disclosure for living benefits that are no longer offered in the SAI. This presentation provides clarity to both prospective clients regarding the current offering as of a particular prospectus date and makes easily accessible to existing contract owners disclosure applicable to their offering.

               In addition, this presentation alleviates the delivery of repetitive disclosure to existing contract owners annually that does not change. Existing contract owners are provided a prospectus at point-of-sale and contract endorsement at contract issue which clearly describe the living benefit they have elected. The parameters of the living benefit disclosed in a point-of-sale prospectus and in the contract endorsement, once elected, cannot change.

               We include a reference in the Living Benefits section for existing contract owners to request an SAI for disclosure pertaining to the living benefit they elected. The SAI table of contents listed in the back of the prospectus also clearly reflects the living benefits disclosure applicable to contract owners who purchased the contract prior to the current offering. Free copies of an SAI are easily accessible by calling our Annuity Service Center, mailing the SAI request coupon at the back of the prospectus or viewing the SAI through the SEC's EDGAR website.

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               We will add the Annuity Service Center phone number to the disclosure in the Living Benefits section as well as state the availability of the SAI on our website, as follows:

               "Certain optional Living Benefits are no longer offered or have changed since first being offered. If your contract was issued with an optional Living Benefit prior to December 15, 2009, please see the SAI for details regarding your Living Benefit. YOU MAY REQUEST A FREE COPY OF THE SAI BY CALLING OUR ANNUITY SERVICE CENTER AT (800) 445-7862 OR YOU MAY REQUEST OR VIEW THE SAI BY VISITING OUR WEBSITE AT www.sunamerica.com."

     7. Tandy Representations

          Depositor and Registrant acknowledge that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about December 15, 2009. If you have any further questions, please contact me at 310-772-6545.

Very truly yours,

/s/ Manda Ghaferi
-------------------------
Manda Ghaferi
Assistant General Counsel

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VIA EDGAR AND OVERNIGHT MAIL

December 10, 2009

Mr. Jeffrey Foor
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Variable Separate Account ("Registrant")
     SunAmerica Annuity and Life Assurance Company ("Depositor")
     Polaris Platinum III Variable Annuity
     Post-Effective Amendment No. 1 and Amendment No. 2 on Form N-4 File Nos. 333-157199 and 811-03859

Dear Mr. Foor:

          Thank you for your telephone call on December 9, 2009 during which you provided additional comments to Post-Effective Amendments No. 1 and 2 on Form N-4 filed on October 16, 2009 by Registrant and Depositor. We have considered your comments and provide our responses below in addition to the responses we provided in our letter dated December 4, 2009.

     1. Optional Living Benefits, page 22+

          a. Comment - Please provide further clarification as to whether the Income Credit can be more than offset by the amount of fee. In addition, please disclose clearly that the increase in the Income Base due to the addition of an Income Credit could result in an increase to the dollar amount of the fee.

               Response - Earlier product designs had a more one to one relationship between the product's bonus and the fee. Specifically bonus products offered an upfront bonus, and typically an investor would pay more in annual fees. GMWB features with Income Credits offer a less linear relationship between the bonus and the fee. In our product design, the Income Credit is only one of many design components used to determine the starting point for the feature's fee. Other items that contribute to the investor's insured income such as the withdrawal percentages, the ability to capture maximum anniversary values, the number of covered lives - serve to determine the feature's fee. In the first year, the fee rate is guaranteed not to change and all events that increase the Income Base, including the addition of an Income Credit, if applicable, will increase the dollar amount of the fee. However, after the first year, the fee rate calculation may increase or decrease based on the non-discretionary formula tied to the VIX Index. Therefore, the addition of an Income Credit to the Income Base may not result in an increase in the dollar amount of the fee if the fee rate is lowered - even if an Income Credit increases the Income Base. Therefore, we could not definitely state that the availability of an Income Credit results in a higher fee rate or is more than offset by the fee.

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               We have revised the third paragraph under "What is the fee for
               SunAmerica Income Plus and SunAmerica Income Builder?" to address the Staff's concern:

               "An increase in the Income Base due to an adjustment to a higher Anniversary Value or subsequent Eligible Purchase Payments may result in an increase to the dollar amount of the fee. The addition of an Income Creidt may also increase the dollar amount of the fee, and in certain instances, the value of the Income Credits may be offset by the amount of fees paid."

          b. Comment - Under "Overview of Living Benefits" please add to the description of the summary of the living benefits that there are investment requirements with election of these riders.

               Response - We have added the following sentence under the description of the SunAmerica Income Plus and SunAmerica Income Builder Living Benefits:

               "You must invest in accordance with the investment requirements. Please see "Are there investment requirements if I elect SunAmerica Income Plus or SunAmerica Income Builder?" below."

          c. Comment - Also under "Overview of Living Benefits" please change "may" to "will" in the second sentence that reads "As long as you take these withdrawals within the parameters of the Living Benefit, you may receive a guaranteed income stream for life..."

               Response - We have revised the 2nd sentence under "Overview of Living Benefits" as follows:

               "As long as you take these withdrawals within the parameters of the Living Benefit, you will be entitled to receive a guaranteed income stream for life even if the entire contract value has been reduced to zero."

               In addition, we have reviewed the entire Optional Living Benefits section for similar instances where the word "will" is more accurate than "may" and we have made this change where appropriate.

          d. Comment - The Staff continues to believe the disclosure for living benefits that are no longer available for election should be moved into an appendix in the prospectus rather than the Statement of Additional Information.

               Response - We have removed the disclosure for discontinued benefits from the SAI into an appendix of the prospectus.

     2. Tandy Representations

          Depositor and Registrant acknowledge that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

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     -    The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about December 15, 2009. If you have any further questions, please contact me at 310-772-6545.

Very truly yours,


Manda Ghaferi
Assistant General Counsel